UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces

Fourth Quarter and Full year 2023 Results

Lima, Peru, February 29, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q23) and full year (FY23) ended December 31, 2023. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full Year 2023 Highlights:

•	4Q23 EBITDA from direct operations was US$ 116.4 million, compared to US$ 76.9 million reported in 4Q22. FY23 EBITDA from direct operations reached US$ 238.3 million, compared to US$ 173.1 million reported in FY22.
•	4Q23 net loss from continuing operations reached US$ 3.0 million, compared to a US$ 56.7 million net income for the same period in 2022. FY23 net income from continuing operations was US$ 39.5 million, compared to US$ 124.4 million net income for the FY22.
•	Buenaventura's cash position reached US$ 219.8 million and net debt decreased to US$ 486.8 million with an average maturity of 2.5 years by quarter’s end, December 31, 2023.
•	As planned within its non-core asset divestment strategy, BVN executed the sale of Contacto to Howden for US$33.7 million.
•	Production from Yumpag´s pilot stope began in November 2023 producing 2.3 million ounces of silver by quarter’s end. Yumpag continued processing pilot stope ore through January 2024, after which mineral processing was suspended until definitive operating permits have been obtained, expected by the end of 1Q24. Yumpag is therefore expected to initiate mineral processing in 2Q24.
•	A US$ 113.2 million provision was made in 4Q23 due to an adverse ruling by the Peruvian Supreme Court regarding tax loss carryforwards from 2009 and 2010. This provision negatively affected Buenaventura’s 4Q23 net income. However, it does not imply a cash outflow as it has already been paid.
•	On December 14, 2023, Buenaventura received US$49.0 million in dividends related to its stake in Cerro Verde. The Company received a total of US$146.9 million in dividends for FY23.
•	Buenaventura’s Board of Directors has proposed a dividend payment of US$ 0.0726 per share/ADS, aligned with the Company’s commitment to shareholder value.

Financial Highlights (in millions of US$, except EPS figures):

	4Q23	4Q22	Var %	FY23	FY22	Var %
Total Revenues	253.8	246.4	3%	823.8	824.8	0%
Operating Income	59.9	13.0	N.A.	20.9	-39.0	N.A.
EBITDA Direct Operations (1)	116.4	76.9	51%	238.3	173.1	38%
EBITDA Including Affiliates (1)	202.2	196.4	3%	620.7	866.2	-28%
Net Income (2)	-9.8	54.1	-118%	19.9	602.6	-97%
EPS (3)	-0.04	0.21	-118%	0.08	2.37	-97%

(1)	Does not include US$ 300 million from the sale of Buenaventura’s stake in Yanacocha.
(2)	Net Income attributable to owners of the parent
(3)	As of December 31, 2023, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

CAPEX

4Q23 capital expenditures were US$ 93.0 million, compared to US$ 58.8 million for the same period in 2022. FY23 capital expenditures reached US$ 238.7 million, compared to US$ 152.0 million in FY22, and includes US$ 94.2 million related to the San Gabriel Project and US$ 49.5 million related to the Yumpag Project.

2024 Guidance: The Company expects total CAPEX between US$ 300 - 320 million for the full year 2024. This includes US$ 65 - 75 million in sustaining CAPEX, which includes investments related to become self-operator at El Brocal, as well as an approximate US$ 15 million investment in Yumpag. Growth CAPEX is estimated to reach between US$ 235 - 245 million related to San Gabriel (~US$ 220 million) and Trapiche.

Operating Revenues

4Q23 net sales were US$ 253.8 million, compared to US$ 246.4 million in 4Q22. Increased net sales were attributed to increased commodity prices and volume of copper and silver sold, driven by the 10,000 tpd underground mine exploitation rate initiative at El Brocal and the restart of Uchucchacua and Yumpag.

The Company recorded a negative US$ 8.9 million provisional price adjustment for the FY23. This is comprised of US$ 8.4 million in fair value of accounts receivables and US$ 0.5 million in adjustments to prior period liquidations. This compares to a positive US$ 5.7 million adjustment for the FY22.

Operating Highlights	4Q23	4Q22	Var %	FY23	FY22	Var %
Net Sales (millions of US$)	253.8	246.4	3%	823.8	823.4	0%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	2,022	1,747	16%	1,954	1,781	10%
Average Gold Price (US$/oz.) incl. Associated (2) (3)	2,019	1,745	16%	1,955	1,781	10%
Average Silver Price (US$/oz.) (2)	23.55	19.62	20%	23.98	20.89	15%
Average Lead Price (US$/MT) (2)	2,148	2,037	5%	2,093	2,082	1%
Average Zinc Price (US$/MT) (2)	2,430	1,575	54%	2,315	3,557	-35%
Average Copper Price (US$/MT) (2)	7,574	6,804	11%	8,418	8,113	4%

Volume Sold	4Q23	4Q22	Var %	FY23	FY22	Var %
Gold Oz Direct Operations (1)	40,484	44,584	-9%	143,185	168,276	-15%
Gold Oz incl. Associated (3)	52,815	53,983	-2%	170,054	202,761	-16%
Silver Oz	3,522,212	1,904,345	85%	8,188,411	7,559,712	8%
Lead MT	5,428	3,299	65%	10,227	15,829	-35%
Zinc MT	11,813	5,349	N.A.	20,137	30,220	-33%
Copper MT	13,487	13,789	-2%	55,427	45,301	22%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

(2)	Realized prices include both provisional sales and final adjustments for price changes.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.094% of Coimolache.

Production and Operating Costs

Buenaventura’s 4Q23 equity gold production was 52,231 ounces, compared to 53,079 ounces produced in 4Q22, primarily due to decreased production at La Zanja. 4Q23 silver production was 3,934,706 ounces, compared to 1,678,051 ounces produced in 4Q22, mainly driven by Uchucchacua and Yumpag production initiation. 4Q23 lead and zinc production increased by 52% and 110%, respectively, due to increased production at El Brocal and Uchucchacua, and was partially offset by decreased production at Tambomayo. The Company’s 4Q23 equity copper production was 28,749 MT, compared to 31,479 MT produced in 4Q22, primarily due to decreased production at Cerro Verde.

Equity Production	4Q23	4Q22	Var %	FY23	FY22	Var %
Gold Oz Direct Operations(1)	41,264	44,632	-8%	147,195	172,764	-15%
Gold Oz including Associated(2) Companies	52,231	53,079	-2%	174,114	205,804	-15%
Silver Oz Direct Operations(1)	3,934,706	1,678,051	N.A.	7,912,857	6,826,619	16%
Lead MT Direct Operations(1)	4,896	3,228	52%	9,472	14,991	-37%
Zinc MT Direct Operations(1)	10,686	5,081	N.A.	18,392	27,860	-34%
Copper MT Direct Operations(1)	8,356	8,937	-6%	35,463	29,088	22%
Copper MT including Associated Companies(3)	28,749	31,479	-9%	122,992	115,545	6%

Consolidated Production	4Q23	4Q22	Var %	FY23	FY22	Var %
Gold Oz(4)	43,761	47,513	-8%	155,334	181,773	-15%
Silver Oz(4)	4,323,991	2,016,607	N.A.	9,172,113	8,198,488	12%
Lead MT(4)	6,002	3,694	62%	11,410	17,610	-35%
Zinc MT(4)	14,732	6,638	N.A.	25,008	36,869	-32%
Copper MT(4)	13,595	14,548	-7%	57,721	47,352	22%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	Oz	12,052	12,348	-2%	41,675	54,320	-23%
Silver	Oz	353,783	463,938	-24%	1,590,784	1,863,411	-15%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	US$/Oz	1,382	1,129	22%	1,364	1,008	35%

Tambomayo 4Q23 gold production decreased by 2% year on year, however, this exceeded expectations as grade within areas mined during 4Q23 exceeded prior estimates by 40%. 4Q23 silver production decreased by 24% year on year compared to the same period of 2022, aligned with the Company’s mine plan for this asset. Cost Applicable to Sales (CAS) increased to 1,382 US$/Oz in 4Q23 from 1,129 US$/Oz in 4Q22. This increase was primarily due to decreased by-product credits.

Orcopampa (100% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	Oz	22,692	17,535	29%	83,239	74,478	12%
Silver	Oz	8,136	8,687	-6%	30,164	32,124	-6%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	US$/Oz	893	919	-3%	951	913	4%

4Q23 gold production was 29% higher than 4Q22 and exceeded expectations slightly, as ore extracted during the 4Q23 had higher than anticipated gold grades. CAS decreased to 893 US$/Oz in 4Q23, compared to 919 US$/Oz in 4Q22; a 3% year on year decrease due to increased volume sold.

La Zanja (100% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	Oz	2,308	10,163	-77%	9,080	29,616	-69%
Silver	Oz	4,956	20,088	-75%	20,589	105,435	-80%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	US$/Oz	2,063	1,649	25%	1,772	1,820	-3%

4Q23 gold production decreased by 77% year on year, in line with 2023 estimates, as mining and ore stockpiling was suspended in 4Q22. 4Q23 CAS was 2,063 US$/Oz, an increase from 1,649 US$/Oz gold production in 4Q22 due to mining activity suspension.

Coimolache (40.09% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	Oz	27,351	21,067	30%	67,140	82,408	-19%
Silver	Oz	88,080	68,135	29%	264,835	296,968	-11%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Gold	US$/Oz	972	1,676	-42%	1,376	1,393	-1%

Coimolache 4Q23 gold production increased by 30% year-over-year, as optimized leach pad space enabled higher-than-planned volumes of ore treated during 4Q23. This was partially offset by lower grade and longer than expected percolation rates during 4Q23. However, it’s important to note that 65% of full year 2023 production was from the Tantahuatay NW-Ext pit which successfully achieved target production within its first year of operation. CAS therefore decreased to 972 US$/Oz in 4Q23, from 1,676 US$/Oz in 4Q22.

Uchucchacua & Yumpag (100% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Silver - Uchucchacua	Oz	278,538	0	N.A.	278,538	0	N.A.
Silver - Yumpag	Oz	2,316,499	0	N.A.	2,316,499	0	N.A.
Zinc	MT	2,763	0	N.A.	2,763	0	N.A.
Lead	MT	1,962	0	N.A.	1,962	0	N.A.

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Silver	US$/Oz	12.09	0	N.A.	19.92	0	N.A.

Buenaventura re-initiated Uchucchacua and Yumpag ore processing in the 4Q23 after the Uchucchacua processing plant had been placed under Care and Maintenance (C&M) since 3Q21.

Uchucchacua’s 2023 lead and zinc production surpassed guidance, while silver production underperformed guidance due to a short-term planning adjustment to prioritize processing higher value ore production at Yumpag.

Moving forward, Uchucchacua will primarily treat polymetallic ore, with ore value balanced between silver, lead and zinc- as opposed to exclusively silver ore which was produced previously. Additionally, Buenaventura has optimized Uchucchacua’s operations, which is now operating at approximately ~800 tpd and the plan is to ramp-up to ~1,500 tpd by 4Q24.

Ore processed from the Yumpag pilot stope began simultaneously with that of Uchucchacua in 4Q23. Both mineral outputs from Yumpag and Uchucchacua are treated at the Uchucchacua processing plant. Yumpag 2023 silver production exceeded expectations, offsetting lower production at Uchucchacua. The increased silver production is due to the prioritization of high-grade ore at Yumpag’s pilot stope.

Yumpag continued processing pilot stope ore through January 2024, after which mineral processing was suspended until definitive operating permits have been obtained, expected by the end of 1Q24. Yumpag is therefore expected to begin mineral processing in 2Q24 to achieve its estimated guidance. This suspension does not disrupt Uchucchacua production, which will continue operation per usual.

4Q23 Silver CAS reached 12.09 US$/Oz, which is below the average cost for Uchucchacua-Yumpag’s LOM as, under the exploration permit, costs incurred related to the Yumpag pilot stope mining are considered to be CAPEX. Once the operating permit has been approved, the mining cost which has been recognized as CAPEX will be recognized within Depreciation and Amortization in subsequent operating periods based on IFRS accounting principles.

Julcani (100% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Silver	Oz	352,784	646,125	-45%	1,670,679	2,640,689	-37%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Silver	US$/Oz	29.05	16.05	81%	23.83	14.88	60%

4Q23 silver production decreased by 45% year on year primarily due to a negative geology reconciliation with decreased treated ore. However, it’s important to note that gold and copper production from the Rosario sector began in December 2023. 4Q23 CAS was 29.05 US$/Oz, compared to 16.05 US$/Oz in 4Q22; an 81% year on year increase due to decreased volume sold.

El Brocal (61.43% owned by Buenaventura)

Production
		4Q23	4Q22	Var %	FY23	FY22	Var %
Copper	MT	13,581	14,548	-7%	57,707	47,352	22%
Zinc	MT	10,492	4,037	160%	17,153	23,359	-27%
Silver	Oz	1,009,294	877,768	15%	3,264,859	3,556,829	-8%

Cost Applicable to Sales
		4Q23	4Q22	Var %	FY23	FY22	Var %
Copper	US$/MT	5,043	6,572	-23%	5,962	6,614	-10%
Zinc	US$/MT	1,856	1,292	44%	1,918	2,734	-30%

El Brocal 4Q23 copper production decreased by 7% year on year, primarily attributable to mining within lower grade areas with decreased recovery compared to the previous year, as per the 2023 mine plan.

Record 2023 copper production resulted from successful massive underground method migration completion, enabling El Brocal to ultimately achieve an average of 10,800 tpd during the 4Q23, surpassing its targeted 10,000 tpd underground mine exploitation rate. Record 2023 copper production was also due to the successful implementation of Buenaventura’s plan to increase production at its Marcapunta underground mine to offset the temporary suspension of mining activities at Colquijirca’s Tajo Norte Mine, as was announced on October 3, 2023.

4Q23 silver production increased by 15% year on year, exceeding expectations due to higher-than-expected silver grades at the El Brocal underground mine.

4Q23 zinc production was 10,492 metric tons, compared to 4,037 metric tons in 4Q22. 593,000 tons of polymetallic ore previously considered to be inventories were processed in 4Q23. After a positive metallurgic test result, 245,849 metric tons of ore were added to inventories in December 2023. Approximately 248,000 metric tons of polymetallic ore are expected to be processed in 1Q24, with the remaining polymetallic and copper inventories processed in 2Q23.

4Q23 Copper CAS decreased by 23% year on year, primarily due to higher by-product credits.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 38.9 million in 4Q23, compared with US$ 58.1 million in 4Q22, comprised of:

Share in Associates’ Results (in US$ millions)	4Q23	4Q22	Var %	FY23	FY22	Var %
Cerro Verde	30.3	61.1	-50%	152.6	181.2	-16%
Coimolache	8.8	-2.7	N.A.	1.1	-2.5	N.A.
Other minor	-0.2	-0.3	-25%	-1.4	-2.5	-43%
Total	38.9	58.1	-33%	152.2	176.3	-14%

Cerro Verde (19.58% owned by Buenaventura)

4Q23 copper production was 104,150 MT, 20,393 MT of which is attributable to Buenaventura; a 10% decrease as compared to 115,131 MT produced in 4Q22, 22,543 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 165.5 million net income in 4Q23, compared to US$ 312.2 million net income in 4Q22. This decrease is primarily due to a 19% year-on-year decrease in net sales resulting from a 9% decrease in volume of copper sold, as well as a lower average realized copper price of US$3.82 per pound in the 4Q23, compared to US$4.04 per pound in the 4Q22. Further, decreased molybdenum net sales for the quarter was in line with lower realized prices. This decrease was partially offset by a lower tax paid during the quarter.

4Q23 Cerro Verde capital expenditures were US$ 99.3 million.

Coimolache (40.09% owned by Buenaventura)

Coimolache reported US$ 22.4 million in 4Q23 net income, compared to US$ 7.4 million net loss in 4Q22.

San Gabriel Project

4Q23 and FY23 capital expenditures were US$ 47.7 million and US$ 94.2 million, respectively. These expenses were primarily related to earth movement works, underground contractor field work and progress establishing the San Gabriel mining camp. The earthmoving activities were primarily focused on the processing plant platform, which has been 100% completed in the 4Q23. Buenaventura has also invested an additional US$ 33.1 million in the San Gabriel project as advance payment for component equipment manufacturing, primarily related to the processing plant. This amount has been reported within Buenaventura’s financial statements as Fixed Assets – Additions and will be reclassified as CAPEX once Buenaventura has taken delivery of the equipment.

Item	Description	Progress as of:
		1Q23	2Q23	3Q23	4Q23
1	Engineering	66%	81%	90%	92%
2	Procurement	85%	85%	89%	89%
3	Construction	3%	7%	14%	27%
4	Commissioning	0%	0%	0%	0%
	Total	15%	23%	28%	38%

Provision - Tax claim

A US$ 113.2M provision was made related to the ongoing tax dispute between Buenaventura and the Peruvian Tax Authority (SUNAT). Said dispute is related to the SUNAT´s refusal to recognize the company´s deductions with respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss which was offset in 2009 and 2010.

This provision has been made based on the recommendation of the Company's Tax Lawyers. However, it is important to note that this provision does not indicate a write-off of the assets held in accounts receivable, as the process remains ongoing. It is important to note that said provision does not imply a cash outflow, as it represents an accounting adjustment and has already been paid in full.

The provision has been recorded under the following Income Statement Accounts: Others, net (US$ -9.6 million), Interest expense (US$ -58.4 million), and Income Tax (US$ -45.1 million).

Annual Shareholders Meeting

The following resolution was passed at the Company’s February 29, 2024 Board of Directors Meeting:

•	Call for the Annual Shareholders Meeting to be held on March 27, 2024 with the following items proposed for approval:

1.	Approval of the 2023 Annual Report.
2.	Approval of the Financial Statements for the year ended on December 31, 2023.
3.	Compensation for the Board of Directors - 2023.
4.	Appointment of External Auditors for year 2024.
5.	Distribution of dividends.
6.	Appointment of the two board members required to complete the number of board members according to the company’s bylaws.
7.	ESG Report.

Other Relevant Updates

Compañía de Minas Buenaventura S.A.A. is pleased to announce, effective immediately, the promotion of Mr. Juan Carlos Salazar to Vice President, Exploration. Mr. Salazar served in his prior role within the Company as Buenaventura's Exploration and Geology Manager. His career at Buenaventura began in 1999 as Underground Mine Geologist of the Julcani and Orcopampa mines.

Mr. Salazar received a Bachelor's Degree in Geological Engineering from the Universidad Nacional de Ingeniería in Lima. He received a Master's Degree in Economic Geology from the University of Western Australia.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2022 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of December 31, 2023)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.09	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

(*) Consolidated

(**) Equity Accounting

APPENDIX 2

Gold Production
Mining Unit	Operating Results	Unit	4Q23	4Q22	△%	FY23	FY22	△ %
Underground
Tambomayo	Ore Milled	DMT	149,143	166,045	-10%	584,246	634,368	-8%
	Ore Grade	Gr/MT	2.92	2.75	6%	2.66	3.06	-13%
	Recovery Rate	%	86.08	84.01	2%	83.10	86.94	-4%
	Ounces Produced	Oz	12,052	12,348	-2%	41,675	54,320	-23%
Orcopampa	Ore Milled	DMT	74,629	56,163	33%	288,104	236,505	22%
	Ore Grade	Gr/MT	9.78	10.04	-3%	9.34	10.01	-7%
	Recovery Rate	%	96.70	96.72	0%	96.19	97.83	-2%
	Ounces Produced*	Oz	22,692	17,535	29%	83,239	74,478	12%
Marcapunta	Ore Milled	DMT	990,540	856,240	16%	3,456,535	3,030,696	14%
	Ore Grade	Gr/MT	0.86	0.73	18%	0.70	0.67	4%
	Recovery Rate	%	23.63	37.01	-36%	26.81	34.87	-23%
	Ounces Produced*	Oz	6,472	7,459	-13%	20,442	23,170	-12%
Julcani	Ounces Produced	Oz	237	-	N.A.	237	-	N.A.
Open Pit
La Zanja	Ounces Produced	Oz	2,308	10,163	-77%	9,080	29,616	-69%
Tajo Norte Cu - Ag	Ounces Produced	Oz	-	8	N.A.	661	189	N.A.
Coimolache	Ounces Produced	Oz	27,351	21,067	30%	67,140	82,408	-19%
Silver Production
Mining Unit	Operating Results	Unit	4Q23	4Q22	△%	FY23	FY22	△ %
Underground
Tambomayo	Ore Milled	DMT	149,143	166,045	-10%	584,246	634,368	-8%
	Ore Grade	Oz/MT	2.71	3.10	-13%	3.14	3.12	1%
	Recovery Rate	%	87.61	89.98	-3%	86.29	94.08	-8%
	Ounces Produced	Oz	353,783	463,938	-24%	1,590,784	1,863,411	-15%
Orcopampa	Ore Milled	DMT	74,629	56,163	33%	288,104	236,505	22%
	Ore Grade	Oz/MT	0.15	0.19	-22%	0.14	0.18	-23%
	Recovery Rate	%	72.32	80.04	-10%	73.76	74.32	-1%
	Ounces Produced	Oz	8,136	8,687	-6%	30,164	32,124	-6%
Uchucchacua	Ore Milled	DMT	70,104	-	N.A.	70,104	-	N.A.
	Ore Grade	Oz/MT	4.85	-	N.A.	4.85	-	N.A.
	Recovery Rate	%	79.04	-	N.A.	79.04	-	N.A.
	Ounces Produced	Oz	278,538	-	N.A.	278,538	-	N.A.
Yumpag	Ore Milled	DMT	101,367	-	N.A.	101,367	-	N.A.
	Ore Grade	Oz/MT	9.96	-	N.A.	9.96	-	N.A.
	Recovery Rate	%	34.54	-	N.A.	34.54	-	N.A.
	Ounces Produced	Oz	2,316,499	-	N.A.	2,316,499	-	N.A.
Julcani	Ore Milled	DMT	25,371	34,004	-25%	113,035	132,298	-15%
	Ore Grade	Oz/MT	14.49	19.43	-25%	15.37	20.34	-24%
	Recovery Rate	%	95.77	97.78	-2%	95.98	98.11	-2%
	Ounces Produced*	Oz	352,784	646,125	-45%	1,670,679	2,640,689	-37%
Marcapunta	Ore Milled	DMT	990,540	856,240	16%	3,456,535	3,030,696	14%
	Ore Grade	Oz/MT	0.89	0.91	-3%	0.90	0.89	1%
	Recovery Rate	%	53.83	61.02	-12%	55.49	55.46	0%
	Ounces Produced	Oz	473,787	477,385	-1%	1,733,686	1,513,932	15%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	15,663	N.A.	478,455	172,005	N.A.
	Ore Grade	Oz/MT	-	2.03	N.A.	2.24	2.14	5%
	Recovery Rate	%	-	65.76	N.A.	55.51	54.57	2%
	Ounces Produced	Oz	-	20,863	N.A.	672,704	199,632	N.A.

Tajo Norte Pb - Zn	Ore Milled	DMT	592,743	167,171	N.A.	959,442	1,653,457	-42%
	Ore Grade	Oz/MT	1.85	2.36	-21%	1.74	1.69	3%
	Recovery Rate	%	49.93	84.83	-41%	53.37	60.97	-12%
	Ounces Produced	Oz	535,507	379,520	41%	858,469	1,843,264	-53%
La Zanja	Ounces Produced	Oz	4,956	10,163	-51%	20,589	29,616	-30%
Coimolache	Ounces Produced	Oz	88,080	68,135	29%	264,835	296,968	-11%
Lead Production
Mining Unit	Operating Results	Unit	4Q23	4Q22	△%	FY23	FY22	△ %
Underground
Tambomayo	Ore Milled	DMT	149,143	166,045	-10%	584,246	634,368	-8%
	Ore Grade	%	0.82	1.56	-48%	0.79	1.79	-56%
	Recovery Rate	%	84.26	89.87	-6%	83.63	90.57	-8%
	MT Produced	MT	1,026	2,320	-56%	3,877	10,290	-62%
Uchucchacua	Ore Milled	DMT	70,104	-	N.A.	70,104	-	N.A.
	Ore Grade	%	3.13	-	N.A.	3.13	-	N.A.
	Recovery Rate	%	89.91	-	N.A.	89.91	-	N.A.
	MT Produced	MT	1,962	-	N.A.	1,962	-	N.A.
Julcani	Ore Milled	DMT	25,371	34,004	-25%	113,035	132,298	-15%
	Ore Grade	%	0.67	0.54	23%	0.55	0.44	24%
	Recovery Rate	%	86.27	90.29	-4%	88.35	91.16	-3%
	Ounces Produced*	MT	147	167	-12%	545	530	3%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	592,743	167,171	N.A.	959,442	1,653,457	-42%
	Ore Grade	%	1.54	1.46	6%	1.53	1.01	50%
	Recovery Rate	%	31.73	48.52	-35%	34.97	40.42	-13%
	MT Produced	MT	2,866	1,207	N.A.	5,026	6,791	-26%
Zinc Production
Mining Unit	Operating Results	Unit	4Q23	4Q22	△%	FY23	FY22	△ %
Underground
Tambomayo	Ore Milled	DMT	149,143	166,045	-10%	584,246	634,368	-8%
	Ore Grade	%	1.25	1.82	-31%	1.11	2.40	-54%
	Recovery Rate	%	79.16	86.40	-8%	77.92	88.62	-12%
	MT Produced	MT	1,478	2,601	-43%	5,092	13,511	-62%
Uchucchacua	Ore Milled	DMT	70,104	-	N.A.	70,104	-	N.A.
	Ore Grade	%	5.36	-	N.A.	5.36	-	N.A.
	Recovery Rate	%	70.61	-	N.A.	70.61	-	N.A.
	MT Produced	MT	2,763	-	N.A.	2,763	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	592,743	167,171	N.A.	959,442	1,653,457	-42%
	Ore Grade	%	3.61	3.45	5%	3.61	2.54	42%
	Recovery Rate	%	49.21	69.33	-29%	50.23	54.83	-8%
	MT Produced	MT	10,492	4,037	N.A.	17,153	23,359	-27%
Copper Production
Mining Unit	Operating Results	Unit	4Q23	4Q22	△%	FY23	FY22	△ %
Underground
Marcapunta	Ore Milled	DMT	990,540	856,240	16%	3,456,535	3,030,696	14%
	Ore Grade	%	1.60	1.93	-17%	1.67	1.78	-6%
	Recovery Rate	%	85.49	87.35	-2%	85.55	85.66	0%
	MT Produced	MT	13,581	14,456	-6%	49,472	46,165	7%
Tajo Norte Cu - Ag	Ore Milled	DMT	-	15,663	N.A.	478,455	172,005	N.A.
	Ore Grade	%	-	0.80	N.A.	2.49	1.10	N.A.
	Recovery Rate	%	-	73.09	N.A.	59.89	62.98	-5%
	MT Produced	MT	-	92	N.A.	8,235	1,187	N.A.
Julcani	MT Produced	MT	14	-	N.A.	14	-	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	4Q23	4Q22	FY23	FY22
Net Income	-10,271	55,342	32,682	602,935
Add / Subtract:	126,704	21,515	205,665	-129,807
Income from sale of investment in Yanacocha	0	0	0	300,000
Depreciation and Amortization in cost of sales	59,223	45,250	181,039	176,781
Provision (credit) for income tax, net	45,064	35,239	42,994	41
Interest expense	75,799	12,044	119,254	54,136
Loss (gain) on currency exchange difference	-15,925	-29,957	-19,375	-26,871
Provision of bonuses and compensations	4,738	3,856	15,129	15,820
Loss (gain) from discontinued operations	7,287	1,322	6,848	-478,547
Workers' participation provision	-515	762	4,176	1,033
Depreciation and amortization in administration expenses	960	644	2,903	2,460
Depreciation and Amortization in other, net	28	32	107	108
Provision (reversal) for contingencies	-1,393	-870	-6,927	2,935
Share in associated companies by the equity method, net	-38,857	-58,121	-152,225	-176,270
Write-off of fixed assets	464	3,602	1,334	3,924
Impairment (reversal) of inventories	-21,730	576	4,920	-932
Interest income	-2,984	-2,882	-9,057	-14,443
Provision for accounts receivables	9,597	253	9,597	253
Changes in closure of mining units	7,977	-302	7,977	-302
Changes in environmental liabilities provisions	4,765	-228	4,765	-228
Impairment of long-term lived assets	0	-19,874	0	-19,874
Changes in provision of exploration activities	-7,794	13,631	-7,794	13,631
Write-off of inventories	0	11,377	0	11,377
Contractor claims provisions	0	2,839	0	2,839
Write-off of accounts receivable	0	2,322	0	2,322
EBITDA Buenaventura Direct Operations	116,433	76,857	238,347	473,128
EBITDA Cerro Verde (19.58%)	72,473	116,984	369,039	378,084
EBITDA Coimolache (40.095%)	13,282	2,587	13,279	14,979
EBITDA Buenaventura + All Associates	202,188	196,428	620,665	866,191

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: 2023 RESERVES

RESERVES AS OF DECEMBER 31st 2023

PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	222	0.314	70	70
Julcani	100.00	219	0.030	7	7
Tambomayo	100.00	573	0.073	42	42
La Zanja	100.00	-	-	-	-
Coimolache	40.09	43,692	0.009	396	159
El Brocal Marcapunta	61.43	28,281	0.021	592	364
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	22,245	0.008	171	105
San Gabriel	100.00	14,934	0.130	1,940	1,940
Total				3,218	2,686

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	5,322	14.32	76,239	76,239
Julcani	100.00	219	18.39	4,020	4,020
Orcopampa	100.00	222	0.16	36	36
Tambomayo	100.00	573	5.72	3,277	3,277
La Zanja	100.00	-	-	-	-
Coimolache	40.09	43,692	0.31	13,500	5,413
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	22,245	0.69	15,398	9,459
El Brocal (Tajo Norte Smelter - Zn-Pb-Ag)	61.43	2,077	3.61	7,505	4,610
El Brocal Marcapunta	61.43	28,281	0.67	19,079	11,720
San Gabriel	100.00	14,934	0.21	3,087	3,087
Total				142,141	117,861

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	3,052	3.24	99	99
Tambomayo	100.00	573	1.04	6	6
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	2,077	3.67	76	47
Total				181	152

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua/Yumpag (Ag - Zn - Pb)	100.00	3,052	1.97	60	60
Julcani	100.00	219	2.43	5	5
Tambomayo	100.00	573	0.61	3	3
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	2,077	1.70	35	22
Total				104	91

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	219	0.55	1	1
El Brocal Marcapunta Norte	61.43	28,281	1.27	360	221
El Brocal (Tajo Norte - Smelter Cu - Ag)	61.43	22,245	1.82	404	248
Trapiche	100.00	283,200	0.51	1,444	1,444
Total				2,210	1,915

Prices used for Buenaventura´s Reserves calculation:
Gold 1,800 US$/Oz - Silver 22.00 US$/Oz - Zinc 3,000 US$/MT - Lead 2,100 US$/MT - Copper 8,000 US$/MT

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2023	2022	2023	2022

	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	121,426	127,602	463,597	465,105

Add:
Consolidated Exploration in units in operation	10,178	27,167	49,229	80,796
Consolidated Commercial deductions	62,242	45,190	196,893	183,077
Consolidated Selling expenses	6,647	4,732	19,392	20,222
Consolidated Cost applicable to sales	200,493	204,691	729,111	749,200

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2023	2022	2023	2022

Cost of sales by mine and mineral		(in thousands of US$)
Julcani, Gold	450	4	486	82
Julcani, Silver	7,167	7,391	28,930	28,287
Julcani, Lead	226	182	730	488
Julcani, Copper	87	75	387	285
Orcopampa, Gold	18,643	13,777	71,462	55,004
Orcopampa, Silver	70	76	265	309
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	12,786	0	13,087	0
Uchucchacua, Lead	936	0	814	0
Uchucchacua, Zinc	1,372	0	1,193	0
Tambomayo, Gold	12,329	9,313	41,954	34,865
Tambomayo, Silver	4,213	3,984	19,620	13,391
Tambomayo, Zinc	1,099	2,157	4,608	16,638
Tambomayo, Lead	1,626	1,828	4,077	8,141
La Zanja, Gold	4,436	16,695	15,435	49,923
La Zanja, Silver	141	506	748	2,251
El Brocal, Gold	2,982	5,815	10,621	13,874
El Brocal, Silver	6,157	8,364	25,341	29,785
El Brocal, Lead	2,019	1,270	3,944	5,930
El Brocal, Zinc	7,044	2,841	13,436	31,697
El Brocal, Copper	34,878	55,622	187,155	173,513
Non Mining Units	2,765	-2,300	19,303	642
Consolidated Cost of sales, excluding depreciation and amortization	121,426	127,602	463,597	465,105

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2023	2022	2023	2022

Exploration expenses in units in operation by mine and	(in thousands of US$)
mineral
Julcani, Gold	104	1	111	19
Julcani, Silver	1,664	1,783	6,623	6,549
Julcani, Lead	53	44	167	113
Julcani, Copper	20	18	89	66
Orcopampa, Gold	1,352	2,030	6,049	11,529
Orcopampa, Silver	5	11	22	65
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	3,245	17,243	21,176	32,806
Uchucchacua, Lead	238	0	1,317	-214
Uchucchacua, Zinc	348	0	1,930	0
Tambomayo, Gold	769	1,073	2,058	4,764
Tambomayo, Silver	263	459	962	1,830
Tambomayo, Lead	69	249	200	1,112
Tambomayo, Zinc	101	211	226	2,274
La Zanja, Gold	96	609	512	3,073
La Zanja, Silver	3	18	25	139
El Brocal, Gold	104	269	343	908
El Brocal, Silver	214	387	818	1,949
El Brocal, Lead	70	59	127	388
El Brocal, Zinc	245	131	434	2,074
El Brocal, Copper	1,214	2,573	6,040	11,353
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	10,178	27,167	49,229	80,796

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2023	2022	2023	2022

Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)

Julcani, Gold	81	0	88	-5
Julcani, Silver	396	466	1,670	1,962
Julcani, Lead	9	11	38	33
Julcani, Copper	3	5	20	18
Orcopampa, Gold	219	177	1,045	784
Orcopampa, Silver	3	0	3	13
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	7,965	1,538	11,264	3,375
Uchucchacua, Lead	1,124	3	1,124	10
Uchucchacua, Zinc	3,099	0	3,099	272
Tambomayo, Gold	1,364	1,560	5,435	6,558
Tambomayo, Silver	668	744	3,023	3,183
Tambomayo, Lead	115	326	466	1,455
Tambomayo, Zinc	1,045	959	2,801	12,241
La Zanja, Gold	36	93	123	305
La Zanja, Silver	1	5	11	32
El Brocal, Gold	2,502	3,079	7,527	8,639
El Brocal, Silver	5,227	4,049	16,860	16,374
El Brocal, Lead	1,356	492	1,963	2,820
El Brocal, Zinc	7,977	1,212	12,356	17,426
El Brocal, Copper	29,051	30,471	127,979	107,581
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	62,242	45,190	196,893	183,077

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2023	2022	2023	2022

Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	4	0	4	1
Julcani, Silver	69	71	226	378
Julcani, Lead	2	2	6	7
Julcani, Copper	1	1	3	4
Orcopampa, Gold	156	113	669	557
Orcopampa, Silver	1	1	2	3
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	965	928	2,898	3,393
Uchucchacua, Lead	71	0	180	-22
Uchucchacua, Zinc	104	0	264	0
Tambomayo, Gold	470	471	1,647	2,447
Tambomayo, Silver	161	201	770	940
Tambomayo, Lead	42	109	160	571
Tambomayo, Zinc	62	92	181	1,168
La Zanja, Gold	11	45	57	171
La Zanja, Silver	0	1	3	8
El Brocal, Gold	241	193	506	525
El Brocal, Silver	498	277	1,207	1,128
El Brocal, Lead	163	42	188	225
El Brocal, Zinc	569	94	640	1,200
El Brocal, Copper	2,819	1,844	8,916	6,571
Non Mining Units	239	245	865	948
Consolidated Selling expenses	6,647	4,732	19,392	20,222

	JULCANI
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	450	7,167	226	-	87	7,931	4	7,391	182	-	75	7,652
Add:
Exploration Expenses (US$000)	104	1,664	53	-	20	1,841	1	1,783	44	-	18	1,846
Commercial Deductions (US$000)	81	396	9	-	3	490	0	466	11	-	5	482
Selling Expenses (US$000)	4	68.68	2.17	-	1	76	0	71	2	-	1	74
Cost Applicable to Sales (US$000)	640	9,296	290	-	112	10,338	5	9,712	239	-	99	10,054
Divide:
Volume Sold	241	319,975	122	-	11	Not Applicable	4	605,128	138	-	17	Not Applicable
CAS	2,659	29.05	2,376	-	10,283	Not Applicable	1,355	16.05	1,738	-	5,889	Not Applicable

	ORCOPAMPA
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,643	70	-	-	-	18,713	13,777	76	-	-	-	13,853
Add:					-
Exploration Expenses (US$000)	1,352	5	-	-	-	1,357	2,030	11	-	-	-	2,041
Commercial Deductions (US$000)	219	3	-	-	-	222	177	0	-	-	-	177
Selling Expenses (US$000)	156	1	-	-	-	157	113	1	-	-	-	114
Cost Applicable to Sales (US$000)	20,371	78	-	-	-	20,449	16,097	88	-	-	-	16,185
Divide:
Volume Sold	22,807	7,236	-	-	-	Not Applicable	17,514	7,461	-	-	-	Not Applicable
CAS	893	10.80	-	-	-	Not Applicable	919	11.77	-	-	-	Not Applicable

	UCHUCCHACUA
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	12,786	936	1,372	-	15,094	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	3,245	238	348	-	3,831	-	17,243	-	-	-	17,243
Commercial Deductions (US$000)	-	7,965	1,124	3,099	-	12,188	-	1,538	3	-	-	1,541
Selling Expenses (US$000)	-	965	71	104	-	1,139	-	928	-	-	-	928
Cost Applicable to Sales (US$000)	-	24,961	2,369	4,922	-	32,252	-	19,709	3	-	-	19,712
Divide:	-						-
Volume Sold		2,064,513	1,721	2,129	-	Not Applicable	-	152,471	-	-	-	Not Applicable
CAS	-	12.09	1,376	2,312	-	No Applicable	-	129.27	-	-	-	No Applicable

	TAMBOMAYO
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,329	4,213	1,099	1,626	-	19,267	9,313	3,984	2,157	1,828	-	17,282
Add:
Exploration Expenses (US$000)	769	263	69	101	-	1,202	1,073	459	249	211	-	1,991
Commercial Deductions (US$000)	1,364	668	115	1,045	-	3,192	1,560	744	326	959	-	3,589
Selling Expenses (US$000)	470	161	42	62	-	735	471	201	109	92	-	874
Cost Applicable to Sales (US$000)	14,932	5,305	1,325	2,835	-	24,396	12,417	5,389	2,841	3,090	-	23,737
Divide:
Volume Sold	10,806	307,614	873	1,153	-	Not Applicable	10,999	402,538	2,126	2,038	-	Not Applicable
CAS	1,382	17.24	1,518	2,459	-	No Applicable	1,129	13.39	1,337	1,516	-	No Applicable

	JULCANI
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	486	28,930	730	-	387	30,533	82	28,287	488	-	285	29,142
Add:
Exploration Expenses (US$000)	111	6,623	167	-	89	6,990	19	6,549	113	-	66	6,747
Commercial Deductions (US$000)	88	1,670	38	-	20	1,815	-5	1,962	33	-	18	2,008
Selling Expenses (US$000)	4	226	6	-	3	239	1	378	7	-	4	389
Cost Applicable to Sales (US$000)	688	37,450	941	-	499	39,577	97	37,177	640	-	373	38,286
Divide:
Volume Sold	330	1,571,560	461	-	61	Not Applicable	82	2,498,142	433	-	65	No Aplicable
CAS	2,083	23.83	2,040	-	8,185	No Applicable	1,175	14.88	1,480	-	5,760	No Applicable

	ORCOPAMPA
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	71,462	265	-	-	-	71,727	55,004	309	-	-	-	55,313
Add:
Exploration Expenses (US$000)	6,049	22	-	-	-	6,071	11,529	65	-	-	-	11,594
Commercial Deductions (US$000)	1,045	3	-	-	-	1,047	784	13	-	-	-	797
Selling Expenses (US$000)	669	2	-	-	-	671	557	3	-	-	-	560
Cost Applicable to Sales (US$000)	79,224	292	-	-	-	79,516	67,874	391	-	-	-	68,264
Divide:
Volume Sold	83,311	26,668	-	-	-	Not Applicable	74,354	34,516	-	-	-	Not Applicable
CAS	951	10.96	-	-	-	No Applicable	913	11.32	-	-	-	No Applicable

	UCHUCCHACUA
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	13,087	814	1,193	-	15,094	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	21,176	1,317	1,930	-	24,423	-	32,806	-214	-	-	32,592
Commercial Deductions (US$000)	-	11,264	1,124	3,099	-	15,487	-	3,375	10	272	-	3,657
Selling Expenses (US$000)	-	2,898	180	264	-	3,342	-	3,393	-22	-	-	3,371
Cost Applicable to Sales (US$000)	-	48,425	3,436	6,485	-	58,346	-	39,575	-227	272	-	39,620
Divide:
Volume Sold	-	2,431,290	1,721	2,129	-	Not Applicable	-	461,315	18	-	-	Not Applicable
CAS	-	19.92	1,996	3,046	-	No Applicable	-	85.79	-	-	-	No Applicable

	TAMBOMAYO
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	41,954	19,620	4,077	4,608	-	70,260	34,865	13,391	8,141	16,638	-	73,035
Add:
Exploration Expenses (US$000)	2,058	962	200	226	-	3,446	4,764	1,830	1,112	2,274	-	9,980
Commercial Deductions (US$000)	5,435	3,023	466	2,801	-	11,725	6,558	3,183	1,455	12,241	-	23,436
Selling Expenses (US$000)	1,647	770	160	181	-	2,758	2,447	940	571	1,168	-	5,126
Cost Applicable to Sales (US$000)	51,094	24,375	4,903	7,816	-	88,189	48,634	19,344	11,280	32,320	-	111,578
Divide:
Volume Sold	37,456	1,433,048	3,394	3,998	-	Not Applicable	48,247	1,598,004	9,479	11,054	-	Not Applicable
CAS	1,364	17.01	1,445	1,955	-	No Applicable	1,008	12.11	1,190	2,924	-	Not Applicable

	LA ZANJA
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,436	141	-	-	-	4,577	16,695	506	-	-	-	17,202
Add:
Exploration Expenses (US$000)	96	3	-	-	-	99	609	18	-	-	-	627
Commercial Deductions (US$000)	36	1	-	-	-	38	93	5	-	-	-	98
Selling Expenses (US$000)	11	0	-	-	-	11	45	1	-	-	-	46
Cost Applicable to Sales (US$000)	4,579	146	-	-	-	4,725	17,442	531	-	-	-	17,973
Divide:
Volume Sold	2,220	6,027	-	-	-	Not Applicable	10,576	24,707	-	-	-	Not Applicable
CAS	2,063	24.15	-	-	-	Not Applicable	1,649	21.49	-	-	-	Not Applicable

	BROCAL
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,982	6,157	2,019	7,044	34,878	53,079	5,815	8,364	1,270	2,841	55,622	73,912
Add:
Exploration Expenses (US$000)	104	214	70	245	1,214	1,848	269	387	59	131	2,573	3,419
Commercial Deductions (US$000)	2,502	5,227	1,356	7,977	29,051	46,113	3,079	4,049	492	1,212	30,471	39,302
Selling Expenses (US$000)	241	498	163	569	2,819	4,290	193	277	42	94	1,844	2,451
Cost Applicable to Sales (US$000)	5,829	12,096	3,608	15,835	67,962	105,330	9,356	13,078	1,862	4,279	90,510	119,084
Divide:
Volume Sold	4,411	816,847	2,712	8,532	13,476	Not Applicable	5,492	712,041	1,036	3,311	13,772	Not Applicable
CAS	1,322	14.81	1,330	1,856	5,043	Not Applicable	1,704	18.37	1,798	1,292	6,572	Not Applicable

	NON MINING COMPANIES
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,765	-	-	-	-	-	-2,300
Add:
Selling Expenses (US$000)	-	-	-	-	-	239	-	-	-	-	-	245
Total (US$000)	-	-	-	-	-	3,004	-	-	-	-	-	-2,055

	BUENAVENTURA CONSOLIDATED
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	38,839	30,534	4,280	10,042	34,965	121,426	45,605	20,322	3,609	4,669	55,697	127,602
Add:
Exploration Expenses (US$000)	2,425	5,394	429	695	1,235	10,178	3,981	19,902	351	342	2,591	27,167
Commercial Deductions (US$000)	4,203	14,260	2,604	12,121	29,055	62,242	4,909	6,802	832	2,172	30,475	45,190
Selling Expenses (US$000)	883	1,693	278	735	2,820	6,647	822	1,480	153	187	1,845	4,732
Cost Applicable to Sales (US$000)	46,351	51,881	7,591	23,592	68,074	200,493	55,316	48,506	4,945	7,369	90,608	204,691
Divide:
Volume Sold	40,484	3,522,212	5,428	11,813	13,487	Not Applicable	44,584	1,904,345	3,299	5,349	13,789	Not Applicable
CAS	1,145	14.73	1,398	1,997	5,047	Not Applicable	1,241	25.47	1,499	1,378	6,571	Not Applicable

	COIMOLACHE
	4Q 2023						4Q 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	28,144	1,053	-	-	-	29,197	35,780.70	1,480	-	-	-	37,261
Add:
Exploration Expenses (US$000)	1,372	51	-	-	-	1,423	2,806.88	116	-	-	-	2,923
Commercial Deductions (US$000)	71	3	-	-	-	74	406	95	-	-	-	501
Selling Expenses (US$000)	317	12	-	-	-	329	289	12	-	-	-	301
Cost Applicable to Sales (US$000)	29,904	1,119	-	-	-	31,023	39,283	1,703	-	-	-	40,986
Divide:
Volume Sold	30,756	98,834	-	-	-	Not Applicable	23,442	76,077	-	-	-	Not Applicable
CAS	972	11.32	-	-	-	Not Applicable	1,676	22.39	-	-	-	Not Applicable

	LA ZANJA
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,435	748	-	-	-	16,183	49,923	2,251	-	-	-	52,174
Add:
Exploration Expenses (US$000)	512	25	-	-	-	537	3,073	139	-	-	-	3,212
Commercial Deductions (US$000)	123	11	-	-	-	133	305	32	-	-	-	337
Selling Expenses (US$000)	57	3	-	-	-	60	171	8	-	-	-	179
Cost Applicable to Sales (US$000)	16,127	786	-	-	-	16,913	53,472	2,429	-	-	-	55,902
Divide:
Volume Sold	9,102	35,000	-	-	-	Not Applicable	29,376	109,944	-	-	-	Not Applicable
CAS	1,772	22.45	-	-	-	No Applicable	1,820	22.10	-	-	-	Not Applicable

	BROCAL
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,621	25,341	3,944	13,436	187,155	240,497	13,874	29,785	5,930	31,697	173,513	254,798
Add:
Exploration Expenses (US$000)	343	818	127	434	6,040	7,762	908	1,949	388	2,074	11,352.68	16,671
Commercial Deductions (US$000)	7,527	16,860	1,963	12,356	127,979	166,685	8,639	16,374	2,820	17,426	107,581	152,841
Selling Expenses (US$000)	506	1,207	188	640	8,916	11,457	525	1,128	225	1,200	6,571	9,649
Cost Applicable to Sales (US$000)	18,997	44,227	6,222	26,865	330,090	426,401	23,946	49,236	9,362	52,397	299,018	433,959
Divide:
Volume Sold	12,985	2,690,844	4,651	14,010	55,366	Not Applicable	16,217	2,857,792	5,914	19,166	45,211	Not Applicable
CAS	1,463	16.44	1,338	1,918	5,962	No Applicable	1,477	17.23	1,583	2,734	6,614	Not Applicable

	NON MINING COMPANIES
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	19,303	-	-	-	-	-	642
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	865	-	-	-	-	-	948
Total (US$000)	-	-	-	-	-	20,168	-	-	-	-	-	1,590

	BUENAVENTURA CONSOLIDATED
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	139,959	87,991	9,565	19,237	187,542	463,597	153,747	74,023	14,559	48,335	173,798	465,105
Add:
Exploration Expenses (US$000)	9,072	29,626	1,812	2,589	6,129	49,229	20,293	43,337	1,399	4,347	11,419	80,796
Commercial Deductions (US$000)	14,217	32,830	3,591	18,255	127,999	196,893	16,281	24,941	4,317	29,939	107,599	183,077
Selling Expenses (US$000)	2,882	5,107	534	1,085	8,919	19,392	3,702	5,849	780	2,368	6,575	20,222
Cost Applicable to Sales (US$000)	166,131	155,555	15,502	41,166	330,589	729,111	194,023	148,151	21,056	84,989	299,390	749,200
Divide:
Volume Sold	143,185	8,188,411	10,227	20,137	55,427	Not Applicable	168,276	7,559,712	15,843	30,220	45,276	Not Applicable
CAS	1,160	19.00	1,516	2,044	5,964	Not Applicable	1,153	19.60	1,329	2,812	6,613	Not Applicable

	COIMOLACHE
	FY 2023						FY 2022
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	80,114	3,769	-	-	-	83,883	109,462	5,051	-	-	-	114,513
Add:
Exploration Expenses (US$000)	10,921	514	-	-	-	11,435	8,571	396	-	-	-	8,967
Commercial Deductions (US$000)	364	51	-	-	-	415	842	135	-	-	-	978
Selling Expenses (US$000)	786	37	-	-	-	823	973	45	-	-	-	1,018
Cost Applicable to Sales (US$000)	92,185	4,371	-	-	-	96,556	119,849	5,627	-	-	-	125,476
Divide:
Volume Sold	67,016	263,729	-	-	-	Not Applicable	86,010	335,598	-	-	-	Not Applicable
CAS	1,376	16.57	-	-	-	No Applicable	1,393	16.77	-	-	-	Not Applicable

APPENDIX 6: All-in Sustaining Cost

All-in Sustaining Cost for 4Q22 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	4Q22		4Q22		4Q22		4Q22		4Q22
Au Ounces Sold Net		28,517		10,576		5,492		44,584		23,442

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	40,051	1,404	12,783	1,209	75,839	13,809	128,673	2,886	37,261	1,590
Exploration in Operating Units	23,121	811	626	59	3,419	623	27,166	609	2,923	125
Royalties	2,598	91	0	0	0	0	2,598	58	0	0
Comercial Deductions[3]	5,790	203	98	9	39,302	7,156	45,190	1,014	501	21
Selling Expenses	1,859	65	46	4	2,451	446	4,356	98	301	13
Administrative Expenses	7,368	258	1,050	99	3,290	599	11,708	263	1,459	62
Other, net	3,647	128	7,661	724	6,350	1,156	17,658	396	-636	-27
Sustaining Capex[4]	2,341	82	495	47	12,929	2,354	15,765	354	2,186	93

By-product Credit	-31,041	-1,089	-568	-54	-114,725	-20,890	-146,334	-3,282	-1,684	-72

All-in Sustaining Cost	55,733	1,954	22,191	2,098	28,856	5,254	106,780	2,395	42,311	1,805

All-in Sustaining Cost for 4Q22 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	4Q22		4Q22		4Q22		4Q22
Cu MT Sold Net		17		0		13,772		13,789

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	40,051	2,393,963	12,783	-	75,839	5,507	128,673	9,332
Exploration in Operating Units	23,121	1,382,008	626	-	3,419	248	27,166	1,970
Royalties	2,598	155,290	0	-	0	0	2,598	188
Comercial Deductions[3]	5,790	346,061	98	-	39,302	2,854	45,190	3,277
Selling Expenses	1,859	111,118	46	-	2,451	178	4,356	316
Administrative Expenses	7,368	440,406	1,050	-	3,290	239	11,708	849
Other, net	3,647	217,992	7,661	-	6,350	461	17,658	1,281
Sustaining Capex[4]	2,341	139,906	495	-	12,929	939	15,765	1,143

By-product Credit	-80,292	-4,799,312	-19,298	-	-30,817	-2,238	-130,408	-9,458

All-in Sustaining Cost	6,482	387,433	3,461	-	112,764	8,188	122,707	8,899

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 4Q23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	4Q23		4Q23		4Q23		4Q23		4Q23
Au Ounces Sold Net		33,854		2,220		4,411		40,484		30,756

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	62,562	1,848	4,747	2,139	57,858	13,118	125,167	3,092	29,197	949
Exploration in Operating Units	8,232	243	100	45	1,847	419	10,179	251	1,423	46
Royalties	3,386	100	0	0	0	0	3,386	84	0	0
Comercial Deductions[3]	16,091	475	38	17	46,113	10,455	62,242	1,537	74	2
Selling Expenses	2,108	62	11	5	4,290	973	6,409	158	329	11
Administrative Expenses	9,726	287	207	93	2,564	581	12,497	309	719	23
Other, net	13,775	407	-9,886	-4,454	9,046	2,051	12,935	320	-584	-19
Sustaining Capex[4]	1,629	48	672	303	9,435	2,139	11,735	290	2,582	84

By-product Credit	-78,727	-2,326	-143	-64	-146,588	-33,235	-225,458	-5,569	-2,314	-75

All-in Sustaining Cost	38,782	1,146	-4,255	-1,917	-15,435	-3,499	19,093	472	31,426	1,022

All-in Sustaining Cost for 4Q23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	4Q23		4Q23		4Q23		4Q23
Cu MT Sold Net		11		0		13,476		13,487

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	62,562	5,744,904	4,747	-	57,858	4,293	125,167	9,280
Exploration in Operating Units	8,232	755,923	100	-	1,847	137	10,179	755
Royalties	3,386	310,927	0	-	0	0	3,386	251
Comercial Deductions[3]	16,091	1,477,622	38	-	46,113	3,422	62,242	4,615
Selling Expenses	2,108	193,572	11	-	4,290	318	6,409	475
Administrative Expenses	9,726	893,113	207	-	2,564	190	12,497	927
Other, net	13,775	1,264,922	-9,886	-	9,046	671	12,935	959
Sustaining Capex[4]	1,629	149,575	672	-	9,435	700	11,735	870

By-product Credit	-147,262	-13,522,693	-4,637	-	-53,258	-3,952	-205,157	-15,211

All-in Sustaining Cost	-29,753	-2,732,135	-8,748	-	77,895	5,780	39,394	2,921

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for FY23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	FY23		FY23		FY23		FY23		FY23
Au Ounces Sold Net		121,097		9,102		12,985		143,185		67,016

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	191,791	1,584	29,008	3,187	248,972	3,715	469,771	3,281	83,883	1,252
Exploration in Operating Units	40,931	338	538	59	7,761	116	49,230	344	11,435	171
Royalties	12,832	106	0	0	0	0	12,832	90	0	0
Comercial Deductions[3]	30,074	248	133	15	166,685	2,487	196,893	1,375	415	6
Selling Expenses	7,011	58	60	7	11,457	171	18,528	129	823	12
Administrative Expenses	41,491	343	2,413	265	9,781	146	53,685	375	3,772	56
Other, net	16,221	134	-9,368	-1,029	6,336	95	13,189	92	-1,335	-20
Sustaining Capex[4]	7,161	59	2,758	303	46,193	689	56,113	392	6,703	100

By-product Credit	-157,686	-1,302	-842	-93	-572,391	-8,541	-730,920	-5,105	-6,177	-92

All-in Sustaining Cost	189,827	1,568	24,700	2,714	-75,206	-1,122	139,322	973	99,519	1,485

All-in Sustaining Cost for FY23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	FY23		FY23		FY23		FY23
Cu MT Sold Net		61		0		55,366		55,427

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	191,791	3,148,244	29,008	-	248,972	4,497	469,771	8,476
Exploration in Operating Units	40,931	671,881	538	-	7,761	140	49,230	888
Royalties	12,832	210,637	0	-	0	0	12,832	232
Comercial Deductions[3]	30,074	493,668	133	-	166,685	3,011	196,893	3,552
Selling Expenses	7,011	115,085	60	-	11,457	207	18,528	334
Administrative Expenses	41,491	681,074	2,413	-	9,781	177	53,685	969
Other, net	16,221	266,267	-9,368	-	6,336	114	13,189	238
Sustaining Capex[4]	7,161	117,554	2,758	-	46,193	834	56,113	1,012

By-product Credit	-393,045	-6,451,818	-18,231	-	-132,816	-2,399	-544,092	-9,816

All-in Sustaining Cost	-45,532	-747,409	7,311	-	364,370	6,581	326,149	5,884

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of financial position
As of December 31, 2023 and 2022

	2023	2022
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	219,790	253,918
Trade and other receivables	240,319	221,899
Inventories	76,527	88,345
Income tax credit	15,150	28,046
Prepaid expenses	25,976	19,333
Hedge derivative financial instruments	-	8,839
	577,762	620,380

Non-current assets
Trade and other receivables	612,880	673,627
Investments in associates and joint venture	1,527,123	1,520,977
Property, plant, equipment and development cost	1,600,295	1,535,195
Deferred income tax asset	131,863	106,170
Prepaid expenses	22,148	23,033
Assets for current income taxes	1,909	-
Other non-financial assets	59,819	23,845
	3,956,037	3,882,847
Total assets	4,533,799	4,503,227

Liabilities and equity
Current liabilities
Trade and other payables	293,621	247,989
Financial obligations	34,219	35,071
Income tax payable	107,491	94,171
Provisions	6,274	2,366
	441,605	379,597
Non-current liabilities
Trade and other payables	5,385	3,553
Financial obligations	672,361	703,463
Provisions	193,209	204,347
Contingent consideration liability	21,614	16,905
Deferred income tax liabilities	30,414	32,421
	922,983	960,689

Total liabilities	1,364,588	1,340,286

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,372	163,270
Other reserves	31,897	31,897
Other reserves of equity	(96)	2,184
Retained earnings	1,841,549	1,841,761
Shareholders’ equity attributable to owners of the parent	3,006,460	3,008,850
Non-controlling interest	162,751	154,091
Total equity	3,169,211	3,162,941
Total liabilities and equity	4,533,799	4,503,227

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of profit or loss
For the three-month and twelve-month ended December 31, 2023 and 2022

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2023	2022	2023	2022
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	251,472	234,668	810,961	801,199
Sales of services	2,329	11,694	12,884	22,222
Royalty income	-	-	-	1,381
Total operating income	253,801	246,362	823,845	824,802

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(118,659)	(126,501)	(457,354)	(461,942)
Unabsorbed cost due to production stoppage	(1,891)	(8,145)	(19,893)	(23,058)
Cost of sales of services, excluding depreciation and amortization	(2,767)	(1,101)	(6,243)	(3,163)
Depreciation and amortization	(59,223)	(45,250)	(181,039)	(176,781)
Exploration in operating units	(10,178)	(27,167)	(49,229)	(80,796)
Mining royalties	(5,458)	(4,349)	(18,839)	(17,733)
Total costs of sales	(198,176)	(212,513)	(732,597)	(763,473)
Gross profit	55,625	33,849	91,248	61,329

Operating income (expenses), net
Administrative expenses	(14,527)	(17,286)	(69,183)	(67,728)
Selling expenses	(6,647)	(4,732)	(19,392)	(20,222)
Exploration in non-operating areas	(4,737)	(3,186)	(13,452)	(14,252)
Reversal (provision) of contingencies	1,393	870	6,927	(2,935)
Impairment recovery (loss) of long-lived assets	-	19,874	-	19,874
Other, net	29,006	(16,402)	24,973	(15,085)
Total operating income (expenses), net	4,488	(20,862)	(70,127)	(100,348)

Operating Profit (loss)	60,113	12,987	21,121	(39,019)

Share in the results of associates and joint venture	38,857	58,121	152,225	176,270
Foreign currency exchange difference	15,925	29,957	19,375	26,871
Finance income	2,984	2,882	9,057	14,443
Finance costs	(75,799)	(12,044)	(119,254)	(54,136)
Profit before income tax	42,080	91,903	82,524	124,429

Current income tax	(47,078)	(7,210)	(69,306)	(15,633)
Deferred income tax	2,014	(28,029)	26,312	15,592
	(45,064)	(35,239)	(42,994)	(41)

Profit (loss) from continuing operations	(2,984)	56,664	39,530	124,388
Discontinued operations
Profit (loss) from discontinued operations	(7,287)	(1,322)	(6,848)	478,547
Net profit (loss)	(10,271)	55,342	32,682	602,935

Profit (loss) attributable to:
Owners of the parent	(9,772)	54,081	19,855	602,550
Non-controlling interest	(499)	1,261	12,827	385
	(10,271)	55,342	32,682	602,935

Basic and diluted profit (loss) per share, stated in U.S. dollars	(0.04)	0.21	0.08	2.37

Weighted average number of shares outstanding (common and investment), in units	253,986,867	253,986,867	253,986,867	253,986,867

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated statements of cash flows
For the three-month and twelve-month ended December 31, 2023 and 2022

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) of operating activities
Proceeds from sales of goods and services	194,045	174,221	782,421	809,668
Dividends received from associates	48,963	49,763	147,286	79,140
Recovery from value added tax	5,446	5,958	48,417	32,793
Interest received	809	1,333	5,123	2,915
Dividends received from investments	-	-	150	-
Royalty received	-	-	-	5,183
Payments to suppliers and third-parties, and other net	(105,324)	(139,438)	(484,868)	(580,468)
Payments to employees	(35,643)	(29,978)	(136,612)	(123,903)
Income tax and royalties paid to the Peruvian State	(10,656)	(7,336)	(30,049)	(82,637)
Short-term and low value lease payments	(14,105)	(11,655)	(42,264)	(41,352)
Interest paid	(2,000)	(2,272)	(39,590)	(41,132)
Payment of royalties	(3,386)	(2,598)	(12,832)	(11,053)
Payments for tax litigation	(6,546)	(7,488)	(10,115)	(7,488)
Net cash flows from operating activities	71,603	30,510	227,067	41,666

Cash flows from (used in) of investing activities
Proceeds from sale of subsidiarie's shares	27,003	-	27,003	-
Proceeds from sale of property, plant and equipment	3,204	1,871	9,689	13,116
Income from sale of shares	-	-	245	1,577
Collection for sale of participation in Yanacocha	-	-		300,000
Collection for purchase of La Zanja shares	-	-		45,000
Payments for acquisition of property, plant and equipment	(93,010)	(58,768)	(238,669)	(151,973)
Payments for acquisitions of other assets	(2,032)	(137)	(3,804)	(290)
Capital increase in associates	-	-	-	(1,677)
Net cash flows from (used in) investing activities	(64,835)	(57,034)	(205,536)	205,753

Cash flows from (used in) financing activities
Increase of bank loans	-	-	49,000	-
Decrease (increase) of bank accounts in trust	-	-	-	29,117
Payments of bank loans	(7,758)	(7,083)	(31,034)	(323,057)
Payments of financial obligations	-	-	(49,000)	(50,000)
Dividends paid to controlling interest	-	-	(18,542)	(18,542)
Lease payments	(1,045)	(1,567)	(4,475)	(4,638)
Dividends paid to non-controlling interest	-	-	(1,642)	(2,647)
Increase of restricted time deposits	16	1,126	34	(733)
Net cash and cash equivalents used in financing activities	(8,787)	(7,524)	(55,659)	(370,500)

Increase (decrease) in cash and cash equivalents during the period, net	(2,019)	(34,048)	(34,128)	(123,081)
Cash and cash equivalents at beginning of period	221,809	287,966	253,918	376,999

Cash and cash equivalents at the end of the period	219,790	253,918	219,790	253,918

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2023	2022	2023	2022
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(10,271)	55,342	32,682	602,935

Plus (less):
Share in the results of associates and joint venture	(38,857)	(58,121)	(152,225)	(176,270)
Deferred income tax (continuing operations)	(2,014)	28,029	(26,312)	(15,592)
Exchange difference	(15,925)	(29,957)	(19,375)	(26,871)
Reversal (provision) of contingencies	(1,393)	(870)	(6,927)	2,935
Write-off of stripping activity asset	-	-	-	-
Depreciation and amortization in cost of sales	59,223	45,250	181,039	176,781
Impairment recovery (loss) of long-lived assets	-	(19,874)	-	(19,874)
Provision for estimated fair value of sales	(5,344)	(26,386)	8,402	(6,648)
Write-off mineral	-	11,377	-	11,377
Workers´ participation provision	(515)	762	4,176	1,033
Bonus provision - executives & employes	(1,794)	3,856	8,597	15,820
Changes in provision for environmental liabilities	9,019	(228)	9,019	(228)
Changes in provisions for exploration projects	(7,794)	13,631	(7,794)	13,631
Non - cash discontinued operations	8,957	1,007	7,320	(523,750)
Liability related to tax claim	9,598	-	9,598	-
Net profit from the sale of subsidiarie's shares	(37,944)	-	(37,944)	-
Other minor	(12,948)	10,668	1,830	5,688

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(13,914)	(55,235)	42,327	27,717
Inventories	13,060	5,735	(11,818)	276
Income tax credit	(22,074)	13,282	(12,896)	6,153
Prepaid expenses	(2,212)	(11,193)	6,643	1,948

Increase (decrease) in operating liabilities -
Trade and other accounts payable	91,054	86,670	47,464	(29,421)
Provisions	5,389	(4,057)	(7,230)	(14,989)
Income tax payable	5,885	(81,453)	13,320	(82,637)

Payments for tax litigation	(6,546)	(7,488)	(10,115)	(7,488)
Proceeds from dividends in associates	48,963	49,763	147,286	79,140

Net cash and cash equivalents used in operating activities	71,603	30,510	227,067	41,666

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 29, 2024